NovaGold Resources Inc.

First Quarter 2012
Management’s Discussion & Analysis

February 29, 2012

(Unaudited)

2	NovaGold Resources Inc.
Q1-2012

Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis (“MD&A”) of NovaGold Resources Inc. (“NovaGold” or “the Company”) is dated April 12, 2012 and provides an analysis of NovaGold’s unaudited financial results for the quarter ended February 29, 2012 compared to the same period in the previous year.

The following information should be read in conjunction with the Company’s February 29, 2012 unaudited consolidated financial statements and related notes which were prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company adopted IFRS on December 1, 2011 with a transition date of December 1, 2010. A reconciliation of the previously disclosed comparative periods’ financial statements prepared in accordance with previous Canadian generally accepted accounting principles (“Previous Canadian GAAP”) to the current Canadian GAAP, which has adopted IFRS is set out in note 22 to these interim consolidation financial statements. The MD&A should also be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended November 30, 2011, which were prepared in accordance with previous Canadian GAAP. A summary of the IFRS accounting policies are outlined in note 3 to these interim consolidated financial statements. All amounts are in Canadian dollars unless otherwise stated.

The Company’s shares are listed on the Toronto Stock Exchange and the NYSE Amex under the symbol “NG”. Additional information related to NovaGold is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Description of business

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company conducts its operations through wholly-owned subsidiaries, partnerships, limited liability companies and joint ventures. Since 1998, the Company has assembled a portfolio of projects, with 50% interests in two of the world’s largest undeveloped gold and copper projects — Donlin Gold and Galore Creek — 100% of the Ambler high-grade copper-zinc-gold-silver deposit, and other exploration-stage properties. The Company is primarily focused on gold properties, some of which also have significant copper, silver and zinc resources. In addition, NovaGold’s principal properties are located in Alaska and British Columbia, regions with low geopolitical risk that have a long history of mining, established permitting standards and governments supportive of resource development. NovaGold has drawn on the expertise of its management and that of our partners, Barrick Gold Corporation (“Barrick”) on the Donlin Gold project and Teck Resources Limited (“Teck”) on the Galore Creek project. Toward the end of 2011 and early in the first quarter 2012, NovaGold announced the restructuring of the organization, as well as senior management and Board of Director changes. The Company also announced that it will explore opportunities to divest part or all of its interest in the Galore Creek project and that it intends to distribute the shares of its wholly-owned subsidiary, NovaCopper Inc. (“NovaCopper”), which holds the Ambler project to NovaGold securityholders in the second quarter 2012.

Corporate developments

Financing

On February 7, 2012, the Company completed an equity financing of 35 million common shares, at a price of US$9.50 per share for net proceeds of $316.4 million. The equity offering was made under a prospectus supplement to the Company's base shelf prospectus dated January 6, 2012.

On March 19, 2012, a major shareholder of the Company announced its intention to exercise the remainder of 32,737,278 warrants held with an exercise price of $1.48 per warrant. The Company anticipates to receive proceeds of approximately $48.4 million from the warrants exercise and issue 32,737,278 common shares.

Corporate restructuring

On March 28, 2012, the Company’s securityholders voted in favor of the special resolution approving the announced spin-out of NovaCopper Inc. NovaCopper, through its wholly-owned subsidiary NovaCopper US Inc., owns the Ambler project located in Northwestern Alaska. On the effective date of the Arrangement, which is expected to occur on or about April 30, 2012, the shares of NovaCopper will be distributed to NovaGold securityholders such that each NovaGold securityholder of record on the effective date will receive one NovaCopper Share for every six common shares of NovaGold held on the effective date. The completion of the Arrangement is subject to court approval and the satisfaction of certain other conditions.

NovaGold Resources Inc.	3
Q1-2012

Management Discussion & Analysis

Technical report

On January 12, 2012, the Company filed a National Instrument 43-101 (“NI 43-101”) technical report regarding the Feasibility Study update on its 50%-owned Donlin Gold project in Alaska. Results of the technical reports are discussed in further detail under the heading Property review.

Corporate governance

On January 9, 2012, Gregory Lang joined the Company as President and Chief Executive Officer and Rick Van Nieuwenhuyse became NovaCopper’s President and Chief Executive Officer.

On March 26, 2012, the Company announced the appointment of Anthony P. Walsh to the Company’s Board of Directors and the resignation of James Philip from the Board of Directors. Mr. Walsh has held such senior positions as President and Chief Executive Officer of Miramar Mining Corporation, which in 2007 was sold to Newmont Mining Company, President and Chief Executive Officer of Sabina Gold and Silver Corporation and Senior Vice President and Chief Financial Officer of International Corona Corporation. Prior to joining the industry, he had a twelve-year tenure with Deloitte, Haskins & Sells, where he earned his Charted Accountant designation. Mr. Walsh currently serves on several Boards of Canadian exploration and development companies.

Property review

Donlin Gold

Donlin Gold is one of the world’s largest known undeveloped gold deposits. Donlin Gold is owned and operated by Donlin Gold LLC (formerly Donlin Creek LLC), a limited liability company that is owned equally by wholly-owned subsidiaries of NovaGold and Barrick. The deposit is located entirely on private, Alaska Native-owned land and Alaska state mining claims totaling 81,431 acres (32,954 hectares). Donlin Gold LLC has a good working relationship with Calista Corporation (“Calista”), owner of the sub-surface rights and The Kuskokwim Corporation (“TKC”), owner of the surface rights. The property has estimated proven and probable mineral reserves of 505 million tonnes grading 2.09 grams per tonne gold for 33.8 million ounces of gold. This represents an approximate 16% increase from the mineral reserve estimate outlined in the feasibility study completed in the 2009 Feasibility Study and is broadly comparable to the March 2010 mineral reserve and resource update released by NovaGold. The property hosts estimated measured and indicated mineral resources (inclusive of mineral reserves) of 541 million tonnes grading 2.24 grams per tonne gold for 39 million ounces of gold and inferred mineral resources of 92 million tonnes grading 2.02 grams per tonne gold for 6.0 million ounces of gold.

On December 5, 2011, NovaGold announced the completion of the updated Feasibility Study for the Donlin Gold project (“Study”). This updated Study revised the original Feasibility Study which had been completed in April 2009 (the “2009 Feasibility Study”) with updated mineral reserves and resources, capital cost, and operating cost estimates.

Donlin Gold, if put into production in accordance with the Study, would produce an average of 1.5 million ounces of gold per year in its first five years of operation at an average cash cost of US$409/oz, and an average of 1.1 million ounces of gold per year at average cash cost of US$585/oz over its projected 27-year mine life. Current proven and probable mineral reserves are estimated at 33.8 million ounces, which represents three kilometers along an eight kilometer long established mineralized corridor.

The Study utilizes natural gas rather than the original diesel option for power generation. Natural gas would be delivered to site via a 500-kilometer-long pipeline. The change to utilizing natural gas is an important modification that improved certain project parameters including lowering power operating costs and potentially simplifies environmental management; and is considered to provide flexibility for future operational modifications.

The total project capital cost was estimated at US$6.7 billion including costs related to the natural gas pipeline with a contingency of US$984.0 million. NovaGold would be responsible for 50% of the total project capital costs. The resultant after-tax net present value (“NPV”) using the three-year trailing average of US$1,200 per ounce of gold for the base case displays a positive NPV of US$547 million using a 5% discount rate. Importantly, the resultant NPV sensitivity analysis shows a more than eight-fold expansion to US$4.6 billion at US$1,700 per ounce of gold, and then a nearly 50% increase again to US$6.7 billion at US$2,000 per ounce of gold. Based on the results of this Study, NovaGold anticipates Donlin Gold commencing formal project permitting in the first half of 2012, subject to the Donlin Gold LLC Board of Directors approval.

4	NovaGold Resources Inc.
Q1-2012

Management Discussion & Analysis

The Donlin Gold deposit is located on Calista mineral lands and the project operates under a mining lease with Calista. Calista is one of 13 regional Alaska Native corporations established as part of the Alaska Native Claims Settlement Act (“ANCSA”) of 1971 and under ANCSA has title to the subsurface estate in the region. The mining lease agreement provides Calista with payments, royalties and other rights.

Donlin Gold LLC, through native lease agreements, holds a significant portion of the surface rights that will be required to support mining operations in the proposed mining area. ANCSA established The Kuskokwim Corporation (“TKC”), which is the owner of the surface rights estate for most of the project lands. Donlin Gold operates under a surface use agreement with TKC. Donlin Gold is negotiating a restructuring of the TKC agreement to, among other things, add additional lands and extend the term. The surface use agreement provides TKC with payments for lands used and protection of subsistence activities.

Donlin Gold has an approved 2012 budget of approximately US$37.2 million of which half of the expenditures will be funded by NovaGold. During the first quarter ended February 29, 2012, the project has spent US$3.6 million in preparation for the permitting application process. The 2012 work program includes expenditures for permitting activities, community development, and planning for future development. Project permitting is expected to commence in the first half of 2012 following approval by the Donlin Gold LLC Board of Directors.

Due to the accounting rules under International Accounting Standards 31 (“IAS 31”), NovaGold continues to record its interest in the Donlin Gold project as an equity investment, which results in all of NovaGold’s funding being recorded in the income statement as equity loss, and any unspent funding to Donlin Gold LLC being recorded in the balance sheet on the equity investment line.

Ambler

Ambler, which hosts the high-grade copper-zinc-lead-gold-silver Arctic deposit, is owned by NovaCopper. Ambler is an exploration-stage property located in Alaska comprising 90,315 acres (36,549 hectares) of Federal patented mining claims and State of Alaska mining claims, within which volcanogenic massive sulfide (“VMS”) mineralization has been found. A mineral resource estimate for the Arctic deposit shows an indicated mineral resource of 16.8 million tonnes grading 4.1% copper, 6.0% zinc, 0.83 grams/tonne gold, and 59.62 grams/tonne silver containing 1.5 billion pounds of copper, 2.2 billion pounds of zinc, 350.3 million pounds of lead, 447,000 ounces of gold, and 32.3 million ounces of silver. In addition, the estimate shows an inferred mineral resource of 12.1 million tonnes grading 3.5% copper, 4.9% zinc, 0.67 grams/tonne gold, and 48.04 grams/tonne silver containing 939.9 million pounds of copper, 1.3 billion pounds of zinc, 211.6 million pounds of lead, 260,000 ounces of gold and 18.7 million ounces of silver. NovaCopper has entered into an agreement with NANA Regional Corporation, Inc. (“NANA”) relating to the exploration and development of the Ambler and which provides NANA with certain royalties and back-in rights in the event one or more mines are developed on the property.

On April 14, 2011, NovaGold announced the results of a preliminary economic assessment (“PEA”) for the Arctic deposit. The project’s Net Present Value (NPV8%) using the PEA base case metal price assumptions set forth below was estimated at US$718.0 million and US$505.0 million on a pre-tax and post-tax basis, respectively. The corresponding Internal Rate of Return (“IRR”) were estimated at 30% and 25%. Using the metal prices set forth below, the pre-tax and post-tax NPV 8% were estimated at US$2.2 billion and US$1.6 billion, respectively, with corresponding IRRs estimated at 59% and 50%. The alternate metal price assumptions used were US$4.31/lb of copper, US$1.20/lb of zinc, US$1.20/lb of lead, US$1,425/oz of gold and US$36/oz of silver. Base case metal price assumptions used were US$2.50/lb of copper, US$1.05/lb of zinc, US$1.00/lb of lead, US$1,100/oz of gold and US$20/oz of silver. The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the PEA’s conclusions will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

NovaGold approved a 2012 budget of US$2.5 million to support exploration and development activities in advance of the completion of the proposed Plan of Arrangement in regard to the distribution of NovaCopper to the Company’s securityholders at a ratio of 6:1. For the first quarter ending February 29, 2012, the Company spent US$0.6 million on preparing for the 2012 drilling season. On March 28, 2012, the securityholders of the Company approved the Plan of Arrangement and the Company anticipates expending US$1.5 million to carry out the transaction and will be funding NovaCopper with US$40 million prior to the distribution of NovaCopper to NovaGold securityholders. The distribution is expected to be effective on or about April 30, 2012. The completion of the Arrangement is subject to court approval and the satisfaction of certain other conditions.

NovaGold Resources Inc.	5
Q1-2012

Management Discussion & Analysis

The Company has accounted the Ambler project as an asset held for sale in accordance with accounting rule IFRS 5 and IFRIC 17, to reflect the announcement of the Company’s intention to spin-out NovaCopper and the subsequent securityholders’ approval of the distribution of NovaCopper to the Company’s securityholders.

Galore Creek

Galore Creek, a large copper-gold-silver project located in northwestern British Columbia, is held by a partnership, in which wholly-owned subsidiaries of NovaGold and Teck each own a 50% interest, and is managed by Galore Creek Mining Corporation (“GCMC”). The 293,838 acre (118,912 hectare) property holds a large undeveloped porphyry-related copper-gold-silver deposit. On July 27, 2011 NovaGold announced the results of the prefeasibility study (“PFS”) on the project. The PFS confirmed the technical and economic viability of the Galore Creek project. NovaGold announced its intention to investigate opportunities to sell all or part of its interest in the Galore Creek in November 2011, and commenced a formal process in that regard in March 2012.

Galore Creek has an approved 2012 budget of $35.4 million of which half of the expenditures will be funded by NovaGold. In the first quarter ended February 29, 2012, the project spent $2.2 million on environmental and engineering studies in preparation for the 2012 drilling season in support of the enhanced engineering plan. The 2012 program includes approximately 20,000 meters of exploration drilling and 5,000 meters of geotechnical drilling program, additional engineering studies and site care and maintenance costs. Preparation activities during the first quarter were focused on hiring staff for the upcoming 2012 drilling season (April - October 2012). NovaGold is responsible to fund 50% of the Galore Creek expenditures, although the 2012 budget expenditures are contingent on the timing and success of its divestment process.

Due to the accounting rules under IAS 31, NovaGold records its interest in the Galore Creek project as an equity investment, which results in all of NovaGold’s funding being recorded in the income statement as equity loss, and any unspent funding to GCMC is being recorded in the balance sheet on the equity investment line.

Other properties

In February 2012, the Company increased its Rock Creek reclamation bond with the State of Alaska by US$13.4 million for a total bond of US$20.3 million. The bond is expected to be released once closure activities are completed. Accordingly, the Company has commenced closure at the Rock Creek mine and approved a budget of approximately $30.0 million for completion of these activities as well as an additional $7.0 million for site care and maintenance. Closure and care and maintenance expenditures for the first quarter ended February 29, 2012 were $2.3 million and $2.5 million, respectively. The majority of closure activities are expected to take place during 2012 with completion expected in 2013.

Discussion of operations

	in thousands of Canadian dollars,
	except for per share amounts
	Three months ended	Three months ended
	February 29, 2012	February 28, 2011
	$	$
Finance expense	3,805	3,709
Foreign exchange gain	(1,411)	(26,592)
Gain on derivative liability	(18,543)	(19,350)
Gain on embedded derivative liability	(27,778)	(6,914)
Project care and maintenance	2,574	2,583
Salaries, severance and payroll taxes	3,225	2,469
Share-based payments	10,088	3,837
Share of losses – Donlin Gold	3,623	4,621
Share of losses – Galore Creek	4,065	17,544
Income for the period	16,769	20,844
Basic income per share	0.07	0.09
Diluted loss per share	(0.01)	(0.15)

For the three-month period ended February 29, 2012, the Company reported net income of $16.8 million (or $0.07 basic income per share and $0.01 diluted loss per share) compared to a net income of $20.8 million (or $0.09 basic income per share and $0.15 diluted loss per share) for the corresponding period in 2011. This variance was primarily due to the foreign exchange gain as a result of amending the exercise price of the Company’s U.S. dollar denominated warrants. In February 2011, the Company and the holders of 37.1 million warrants agreed to amend the warrants’ exercise price to change the currency they were denominated in from U.S. dollars to Canadian dollars. The exercise price was amended from US$1.50 to $1.479 at the prevailing spot rate on the date of the agreement. As a result of this amendment, the warrants’ fair value was crystallized and was not exposed to any future foreign currency fluctuation. Thus, the foreign exchange gain for the first quarter ended February 29, 2012, was much lower compared to the first quarter of 2011.

6	NovaGold Resources Inc.
Q1-2012

Management Discussion & Analysis

Other important variances for the three-month period ended February 29, 2012 compared to the same period in 2011 are as follows: (a) a $3.6 million share of losses from Donlin Gold for permitting preparation expenditures, compared to the same period in 2011 when $4.6 million was spent mainly for the completion of the gas pipeline studies; (b) a $4.1 million share of losses from the Galore Creek project compared to $17.5 million in 2011, primarily due to a 2011 non-cash asset impairment on the power transmission rights. The impairment was as a result of the Canadian Federal and British Columbia Provincial Governments approval of construction of its high-capacity 287-kV transmission line in northwestern British Columbia that would follow roughly the same route as Galore’s power transmission rights thus eliminating the need for GCMC to construct its own transmission lines; (c) a $27.8 million gain on embedded derivative liability in 2012 compared to $6.9 million in 2011, due to the decrease in the Company’s share price during the quarter ended February 29, 2012, which equates to a decrease in the fair value of the convertible feature of the convertible debt resulting in a non-cash embedded derivative gain in 2012; and (d) a $10.1 million share-based compensation compared to $3.8 million in the same period in 2011, primarily as the Company had elected to focus its annual share based compensation to granting stock options to its employees. In prior years, the Company focused on granting stock options and performance share units. Accounting for the two share based compensation methods differs in that stock options results in higher expense during the early portion of the vesting periods whereas performance share units results in a more equally distributed expense over the entire vesting period.

Selected financial data

Quarterly information

The following unaudited quarterly information is prepared in accordance with IFRS and previous Canadian GAAP.

in thousands of Canadian dollars,
except per share amounts
	02/29/12	11/30/11	8/31/11	5/31/11	2/28/11	11/30/10 (1)	8/31/10 (1)	5/31/10 (1)
	$	$	$	$	$	$	$	$
Gross revenues (loss)	(25)	170	(305)	774	150	172	334	67
Profit (loss) for the quarter	16,769	(99,512)	(52,102)	24,596	20,844	(21,481)	(147,598)	(15,753)
Profit (loss) per share – basic	0.07	(0.41)	(0.21)	0.11	0.09	(0.12)	(0.66)	(0.07)
Loss per share – diluted	(0.01)	(0.41)	(0.21)	(0.17)	(0.15)	(0.12)	(0.66)	(0.07)

(1)   Financial information for quarters in the 2010 fiscal year has been prepared in accordance to previous Canadian GAAP.

Factors that can cause fluctuations in the Company’s quarterly results include the timing of stock option grants, foreign exchange gains or losses related to the Company’s U.S. dollar-denominated debt when the Canadian dollar exchange rate fluctuates, and fluctuations of the Company’s share price that effects the fair value of the derivatives (U.S. denominated warrants) and embedded derivatives (U.S. denominated convertible debt), disposal of assets or investments, and subsequent activities related thereto. During the first quarter of 2010, the Company incurred $11.5 million in interest and accretion and care and maintenance. During the second quarter of 2010, the Company incurred $13.6 million on salaries, exploration and care and maintenance. During the third quarter of 2010, the Company recorded an impairment loss on the Rock Creek project for the year of $116.4 million and a $7.5 million inventory write-down. During the last quarter of fiscal 2010, the Company incurred a total of $17.9 million in care and maintenance and exploration activities. During the first quarter of 2011, the Company recorded a share of loss from Galore Creek of $17.5 million due to impairment loss of the Galore Creek’s power transmission rights. During the second quarter of 2011, the Company had a gain on disposition of its alluvial gold properties and recorded a gain of $16.1 million. During the third quarter of 2011, the Company had recorded an adjustment to its decommissioning liabilities of $20.4 million and inventory write-down of $6.9 million to reflect the Company’s decision to proceed with closure activities at the Rock Creek project. During the fourth quarter of 2011, the Company incurred a $2.7 million in compensation expenses as a result of the corporate reorganization. During the first quarter of 2012, the Company recorded a gain on embedded derivative liability of $27.8 million from the decrease of the Company’s share price which reduced the fair value of the convertible feature of the convertible debt (embedded derivatives). The Company’s properties are not yet in production; consequently, the Company believes that its loss (and consequent loss per share) is not a primary concern to investors in the Company.

NovaGold Resources Inc.	7
Q1-2012

Management Discussion & Analysis

Liquidity and capital resources

At February 29, 2012, the Company had $342.6 million in cash and cash equivalents. The Company expended $19.0 million on operating activities during the three-month period ended February 2012, compared with expenditures of $16.3 million for operating activities for the same period in 2011. The increase is mostly due to the Rock Creek mine closure expenditures of $2.3 million during the quarter with no comparative amounts for the same period in 2011.

During the quarter, the Company generated $319.5 million in cash from financing activities compared with $1.2 million in the same period in 2011. The Company received net proceeds of $316.4 million from an equity financing in February 2012 and $3.7 million from the exercise of warrants compared to $10.7 million from the exercise of warrants and an $11.9 million payment for a Note payable in the same period in 2011.

During the quarter, the Company expended $18.6 million on investing activities compared with $5.5 million in 2011. The Company funded an increase to its Rock Creek reclamation bond of $13.6 million as required by Government agency for the closure activity with no comparative amounts for the same period in 2011. The Company also funded its share of expenditures at its Galore Creek and Donlin Gold projects for $5.0 million compared to $5.4 million for the same period in 2011.

The Company has no material off-balance sheet arrangements.

8	NovaGold Resources Inc.
Q1-2012

Management Discussion & Analysis

Contractual obligated undiscounted cash flow requirements, excluding operating leases, as at February 29, 2012 are as follows.

in thousands of Canadian dollars,
unless otherwise specified
	Total	< 1 Year	1–2 Years	2–3 Years	3–4 Years	Thereafter
	$	$	$	$	$	$
Accounts payable and accrued liabilities	9,596	9,596	-	-	-	-
Asset retirement obligations	27,678	25,155	2,523	-	-	-
Convertible notes – interest (a)	US$18,287	US$5,225	US$5,225	US$5,225	US$2,612	-
Convertible notes – holders option (a)	US$95,000	-	-	-	US$95,000	-
Promissory note	US$65,511	-	-	-	-	US$65,511

(a)

The Convertible notes (“Notes”) mature on May 1, 2015. The holders of the Notes have the right to require the Company to repurchase all or part of their Notes on May 1, 2013 and upon certain fundamental corporate changes at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest. The spin-out of NovaCopper will not trigger the right to require the Company to repurchase the notes.

The future minimum payments under operating leases at February 29, 2012 are approximately as follows.

in thousands of Canadian dollars
Operating leases
$
2012	463
2013	576
2014	580
2015	662
2016	776
Thereafter	581
Total	3,638

Related party transactions

The Company has arms-length market based agreements to provide certain services to TintinaGold Resources Inc. (“TintinaGold”) and Alexco Resource Corp. (“Alexco”). Under the agreements exploration and management services are provided the following companies: $3,000 (2011: $20,000) to Alexco, a related party having two common directors; $1,000 (2011: $30,000) to TintinaGold, a related party having one director and a major shareholder in common; US$50,000 (2011: $400,000) to Donlin Gold LLC; and office rental and services totaling $250,000 (2011: $131,000) to GCMC. At February 29, 2012, the Company had $4.3 million receivable from related parties.

Financial instruments

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

(a)    Currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar could have an effect on the Company’s financial performance, financial position, or cash flows.

NovaGold Resources Inc.	9
Q1-2012

Management Discussion & Analysis

The Company has not hedged its exposure to currency fluctuations. At February 29, 2012, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars.

in thousands of U.S. dollars
	February 29, 2012	November 30, 2011
Cash and cash equivalents	345,039	55,204
Accounts receivables	13,331	13,200
Reclamation deposits	20,272	6,845
Accounts payable and accrued liabilities	(6,404)	(6,008)
Deferred liability	(3,950)	(3,950)
Amounts payable to Barrick – non-current	(65,511)	(64,666)
Convertible notes	(67,133)	(66,061)
Derivative liability	(35,021)	(54,818)
Embedded derivative liability	(30,025)	(57,493)
Total	170,598	(177,747)

Based on the above net exposures, and assuming that all other variables remain constant, a 3% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $5.1 million in the Company’s net profit or loss

(b)     Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash equivalents and short-term investments are held through large Canadian financial institutions. Current and Non-current investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments mature at various dates over the current operating period. The Company’s accounts receivables consist of general sales tax due from the Federal Government of Canada and amounts due from related parties.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

(c)     Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure and financial leverage. Accounts payable, accrued liabilities and coupon interest on the Notes are due within one year from the balance sheet date.

(d)     Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is limited because these investments, although available-for-sale, are generally held to maturity. In respect of financial liabilities, convertible notes and capital leases are not subject to interest rate risk because they are at fixed rates. The promissory note owed to Barrick is variable with the U.S. prime rate. Based on the amount owing on the promissory note as at February 29, 2012, and assuming that all other variables remain constant, a 1% change in the U.S. prime rate would result in an increase/decrease of $0.6 million in the interest accrued by the Company per annum.

(e)     Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken. The Company does not currently have any hedging or other commodity-based risk management programs with respect to its operations.

10	NovaGold Resources Inc.
Q1-2012

Management Discussion & Analysis

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of previous Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing previous Canadian GAAP. The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s adoption date was December 1, 2011 with a transition date of December 1, 2010. The Company has now substantially completed its IFRS changeover plan, with the post-implementation phase currently ongoing.

The post-implementation phase will involve continuous monitoring of changes in IFRS in future periods. It has been noted that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that the Company has selected. In particular, there may be additional new or revised IFRS or Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), as well as the International Accounting Standards Board which is also currently working on an extractive industries project, which could significantly impact the financial statements of the Company. Processes are in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

Critical accounting estimates

The most critical accounting estimates upon which the Company’s financial status depends are those requiring estimates of the recoverability of carrying amount of investments, assets held for sale, and mineral properties, derivatives, embedded derivatives, stock-based compensation, income taxes, and decommissioning liabilities.

Investment in Joint Ventures

The Company’s investments in the Donlin Gold project and the Galore Creek project are jointly controlled entities. All jointly controlled entities are accounted for using the equity method. The equity method is a basis of accounting for investments whereby the investment is initially recorded at cost and the carrying value, adjusted thereafter to include the investor’s pro rata share of post-acquisition earnings or losses of the investee, as computed by the consolidation method. Cash funding increases the carrying value of the investment. Profit distributions received or receivable from an investee reduce the carrying value of the investment. Management reviews and evaluates the carrying value of each of its investments when events or changes in circumstances indicate that the carrying amounts of the related investment may not be recoverable. As at February 29, 2012, management concluded that there have been no events or changes in circumstances since the last impairment review which indicated that any of the carrying amounts of the Company’s investment may not be recoverable.

Mineral properties and assets held for sale

The Company capitalizes mineral property acquisition costs and expenses mineral property exploration expenditures when incurred. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized against future production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned. There can be no assurances that the subsequent decision to sell or reclaim the project would result in a material gain on sale or accrual of closure costs, which would be incurred when a decision is made.

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Derivatives, embedded derivatives, stock-based compensation

The fair value of the U.S. denominated warrants, U.S. denominated convertible debt convertible feature, share options, and performance share units are computed to determine the relevant charge to the statement of comprehensive income and balance sheet. In order to compute this fair value, the Company uses different option pricing models that inherently require management to make various estimates and assumptions in relation to the expected life of the award, expected volatility, and the risk-free rate.

NovaGold Resources Inc.	11
Q1-2012

Management Discussion & Analysis

Income taxes

The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

Decommissioning liabilities

The amounts recorded for reclamation costs are estimates based on independent third party engineering studies and the Company’s assessment of the work that is anticipated to remediate old mine workings of the Company’s Nome Gold site and the Rock Creek mine site. The decommissioning liabilities are recognized initially at fair value and are charged to operations. The Rock Creek decommissioning liabilities have not been discounted as the closure is currently in process. Actual costs incurred during reclamation and the timing of when the costs will be incurred could be materially different from these estimates. The Rock Creek decommissioning liabilities have been adjusted in this quarter ended February 29, 2012, to reflect the updated closure activities at Rock Creek.

New accounting pronouncements

Unless otherwise noted, the following revised standards and amendments are effective for annual periods beginning on or after December 1, 2013, except IFRS 9 which is after December 1, 2015 and IAS1 which is after December 1, 2012, with earlier application permitted. The Corporation has not yet assessed the impact of these standards and amendments or determined whether it will early adopt them.

  IFRS 9 Financial Instruments was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income.

  IFRS 10 Consolidated Financial Statements requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

  IFRS 11 Joint Arrangements requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Nonmonetary Contributions by Venturers.

  IFRS 12 Disclosure of Interests in Other Entities establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities.

  IFRS 13 Fair Value Measurement is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

12	NovaGold Resources Inc.
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Management Discussion & Analysis

  There have been amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.

  IAS 1 Presentation of Financial Statements has been amended to require entities to separate items presented in OCI into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted.

  IFRS 7 Financial Instruments: Disclosures, has been amended to include additional disclosure requirements in the reporting of transfer transactions and risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position, particularly those involving securitization of financial assets. The amendment is applicable for annual periods beginning on or after July 1, 2011, with earlier application permitted.

Risk factors

The Company and its future business, operations and financial condition are subject to various risks and uncertainties due to the nature of its business and the present stage of exploration and development of its mineral properties. Certain of these risks and uncertainties are under the heading “Risk Factors” in NovaGold’s Annual Information Form for the year ended November 30, 2011 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Other

In July 2010, December 2010, February 2011, and March 2011, the Company’s wholly-owned subsidiary AGC received a total of 37 citations and orders from the Mine Safety and Health Administration (“MSHA”) alleging certain violations of U.S. Federal mine safety laws under the Federal Mine Safety and Health Act of 1977 (the “Mine Safety Act”) at the Rock Creek project. MSHA subsequently vacated one of the citations after receiving further information from AGC. MSHA assessed a US$100 penalty for the February 2011 citation which AGC paid. In November 2011, MSHA and AGC developed and submitted a joint motion for settlement covering contested citations and assessments under the U.S. Mine Safety & Health Act. On December 12, 2011, a federal administrative law judge issued a decision approving the settlement and dismissing the AGC's remaining MSHA cases. The dismissal was conditioned on the AGC's payment of a US$22,671 penalty within 90 days of the decision. On January 18, 2012, the Company paid MSHA that amount, resolving all outstanding MSHA citations and assessments at the Rock Creek Mine.

On March 14, 2012, the U.S. Environmental Protection Agency (“USEPA”) notified NovaGold by letter that it intends to seek penalties for alleged violations of the Clean Water Act (“CWA”) at the Rock Creek Mine. These alleged violations relate to storm water discharges during 2009-2011. The letter affords NovaGold the opportunity to enter into discussions with USEPA regarding a potential settlement prior to the government formally pursuing any enforcement action. NovaGold has subsequently begun such communications with USEPA with the goal of reaching an administrative settlement. In initial discussions with USEPA, government representatives indicated that if the matter can be resolved administratively, therefore the Company believes the maximum penalty for all of the alleged violations would be US$177,500.

NovaGold Resources Inc.	13
Q1-2012

Management Discussion & Analysis

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the US Securities and Exchange Commission and Canadian Securities Administration, as at the end of the current reporting period. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in internal control over financial reporting

There have been no changes in the Company’s internal controls over financial reporting during the three month period ended February 29, 2012 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

Cautionary notes

Forward-looking statements

This Management’s Discussion and Analysis contains statements of forward-looking information. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, including the Company’s plans and expectations relating to its Donlin Gold, Galore Creek and Ambler projects, completion of transactions, including the spin-out of the shares of NovaCopper Inc. to the securityholders of NovaGold and the proposal to sell NovaGold’s interest in the Galore Creek project, market prices for precious and base metals, or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning mineral resource estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

  our ability to achieve production at any of the Company’s mineral exploration and development properties;
  estimated capital costs, operating costs, production and economic returns;
  estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company’s resource and reserve estimates;
  our expected ability to develop adequate infrastructure and that the cost of doing so will be reasonable;
  assumptions that all necessary permits and governmental approvals will be obtained;
  assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
  our expectations regarding demand for equipment, skilled labour and services needed for exploration and development of mineral properties; and
  our activities will not be adversely disrupted or impeded by development, operating or regulatory risks.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  uncertainty of whether there will ever be production at the Company's mineral exploration and development properties;
  uncertainty of estimates of capital costs, operating costs, production and economic returns;
  uncertainties relating to the assumptions underlying the Company's resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;
  risks related to the Company's ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;
  risks related to the Company's ability to finance the development of its mineral properties through external financing, strategic alliances, the sale of property interests or otherwise;
  risks related to the third parties on which the Company depends for its exploration and development activities;
  dependence on cooperation of joint venture partners in exploration and development of properties;
14	NovaGold Resources Inc.
Q1-2012

Management Discussion & Analysis

  credit, liquidity, interest rate and currency risks;
  risks related to market events and general economic conditions;
  uncertainty related to inferred mineral resources;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
  risks related to lack of infrastructure;
  mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;
  the risk that permits and governmental approvals necessary to develop and operate mines on the Company’s properties will not be available on a timely basis or at all;
  commodity price fluctuations;
  risks related to governmental regulation and permits, including environmental regulation;
  risks related to the need for reclamation activities on the Company’s properties and uncertainty of cost estimates related thereto;
  uncertainty related to title to the Company’s mineral properties;
  uncertainty related to unsettled aboriginal rights and title in British Columbia;
  the Company’s history of losses and expectation of future losses;
  uncertainty as to the outcome of potential litigation;
  uncertainty inherent in litigation including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal;
  risks related to default under the Company’s unsecured convertible notes;
  risks related to the Company’s majority shareholder;
  risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;
  increased competition in the mining industry;
  the Company’s need to attract and retain qualified management and technical personnel;
  risks related to the Company’s current practice of not using hedging arrangements;
  uncertainty as to the Company’s ability to acquire additional commercially mineable mineral rights;
  risks related to the integration of potential new acquisitions into the Company’s existing operations;
  risks related to unknown liabilities in connection with acquisitions;
  risks related to conflicts of interests of some of the directors of the Company;
  risks related to global climate change;
  risks related to adverse publicity from non-governmental organizations;
  uncertainty as to the Company’s ability to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act;
  increased regulatory compliance costs relating to the Dodd-Frank Act; and
  increased regulatory compliance costs related to the Company’s loss of its foreign private issuer status in the event of a disposition of the Galore Creek project.
NovaGold Resources Inc.	15
Q1-2012

Management Discussion & Analysis

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in NovaGold’s Annual Information Form for the year ended November 30, 2011, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by NovaGold and filed with the appropriate regulatory agencies.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Reserve and resource estimates

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this Management’s Discussion and Analysis have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

16	NovaGold Resources Inc.
Q1-2012